Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

April 19, 2016

TAPR ETNs Barclays Inverse US Treasury Composite ETN For Institutional Investors Only Not For Use With Retail Investors April 2016

Barclays ETNs Barclays Exchange-Traded Notes (ETNs): Senior, unsecured debt securities Listed and traded on an exchange Provide investors with a return linked to the performance of an index, less applicable fees and costs Barclays Bank PLC is a leading issuer of ETNs in the United States: 30% market share with $6.4 billion notional outstanding1; 81 ETNs in a variety of asset classes, including: Commodities Equity / volatility FX Rates 1. Source: Bloomberg; as of 03/31/2016

Executive Summary The Barclays Inverse US Treasury Composite ETN (“TAPR”) is linked to the performance of the Barclays Inverse US Treasury Futures Composite Index (“index”) TAPR closing indicative note value (“CINV”) and index calculation is rules-based and formulaic No tracking error, i.e. TAPR CINV tracks index return exactly between rebalance dates, before interest income, fees and costs On every rebalance date TAPR has -100% (face value) of short exposure, via the index, in each of the five US Treasury Futures Contracts Monthly rebalancing1 is used instead of daily rebalancing to reduce negative convexity Investor fee of 0.43% p.a. approx and roll costs of 0.32% p.a. approx2 TAPR CINV reflects daily accrual of interest at the 4 week T-bill rate2 TAPR can be purchased from or redeemed daily3 to the issuer at CINV No bid/ask costs on closing orders of over 20,000 units. Listed on exchange to facilitate intra day liquidity Investing in TAPR may not be suitable for all investors and involves significant risks, including: ETNs are unsecured debt obligations of Barclays Bank PLC, are subject to the creditworthiness of the issuer, and are not guaranteed by any third party. Owning the ETNs is not equivalent to owning interests in the underlying index constituents. ETNs are riskier than ordinary unsecured debt obligations, and an investor may lose some or all of their principal in the investment. ETNs are subject to a decrease in the level of the index, investor fees and other costs TAPR may only be suitable for investors who intend to regularly monitor their investment to ensure that it remains consistent with their investment objectives Additionally, the Index and TAPR will be rebalanced if the Index level has fallen by 65% or more since the last Index rebalance date. 2. Slide 5 provides a concise summary of calculations w.r.t. the CINV calculations and of how the fees/costs are deducted from the ETN. 3. Subject to minimum size of 20,000 units and timing limitations as prescribed by prospectus. Index Exposure Costs Interest Liquidity Risks 3

Index Methodology Rebalanced every month1 to reset face value exposure to -100% in each of the futures contracts Index rebalances on the fourth last business day of each month1 Daily Index level is calculated as: Underlying futures “rolled” quarterly using calendar spreads2, shortly before the delivery month Closing Index levels are calculated using CBOT closing mid settlement futures prices Closing Index level is published on Bloomberg BXIIITAG <Index> page Additionally, the Index and TAPR will be rebalanced if the Index level has fallen by 65% or more since the last Index rebalance date. Index rolling mechanism uses the volume weighted average price of calendar spread futures contracts. Ultra-Long (“WN”) Long Bond (“US”) 10 Year (“TY”) 5 Year (“FV”) 2 Year (“TU”) The Index tracks the sum of the returns of periodically rebalanced short positions in equal face values of the five U.S. Treasury futures contracts Represents face value short exposure in each futures contract = x Index Level Index Level at Last Rebalance Date Change in Futures Prices since Last Rebalance 100 ) ( Index level at last rebalance is adjusted by the sum of returns since last rebalance in all the short futures contracts 1 – Sum 4

TAPR CINV Calculation

Daily Change in TAPR CINV	= –	Gross Performance	Daily Interest	Fees & Costs

Gross Performance

- *Means* daily dollar value of return per ETN attributed to index performance
- *Equals* TAPR CINV at last index rebalance x (Daily Change in Index Level /Index Level at last rebalance)
  - TAPR CINV at last index rebalance published on Bloomberg TAPRLRN <Index> page
  - Ratio of (TAPR CINV at last index rebalance/Index Level at last Rebalance) published on TAPRMF <Index> page

Daily Interest

- Accrued daily on previous day's CINV at four-week T-Bill rate

Fees & Costs

- Daily Investor Fee accrued on previous day's CINV at approx 0.43% p.a.[1]
- Index Rolling Cost on every quarterly roll at 0.08% of CINV at last rebalance (approx 0.32% p.a.)[2]

1. The Daily Investor Fee for each ETN on the Inception Date was $0. On each subsequent calendar day until maturity or early redemption, the Daily Investor Fee for each ETN will equal (1.) the Closing Indicative Note Value on the immediately preceding calendar day *times* (2) 0.43% *divided by* (3) 365. The net effect of the investor fee accumulates over time and is subtracted at a rate of 0.43% per year.
2. On any calendar day that is not a roll date the index rolling cost for each ETN will equal $0. On any roll date, the index rolling cost for each ETN will equal 0.08% *times* the closing indicative note value on the immediately preceding index rebalance date. The index rolling cost will accrue on any roll date throughout the term of the ETNs, resulting in a cumulative fee rate of approximately 0.32% per year.

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Investors should refer to the ETN prospectus for further details on the ETN and the Index and risks associated with an investment in the ETN.

For Institutional Investors Only, Not For Distribution To Retail Customers

BARCLAYS

TAPR Exposure

On every rebalance date TAPR has -100% (face value) of short exposure, via the index, in each US Treasury Futures Contract

Steps to Calculate TAPR Exposure

1. Determine TAPR CINV on last index rebalance date – published on Bloomberg TAPRLRN <Index> page
2. Face value short exposure in each future is equal to this CINV
3. Identify Index Constituents – Treasury Futures with second nearest expiry dates at previous roll date (i.e. 4th last business date in Feb, May, Aug, Nov)
4. TAPR Dollar Value of 1 Basis Point ("DV01")[1] = $\frac{\text{CINV } (\textit{step1}) \times \text{Sum of Futures DV01} (\textit{Table 1})}{100}$

Table 1: Index Constituents as of 8 April 2016*,†		
Treasury Futures Contract		Futures DV01 per $100 Face Value of each Contract[1,2]
Description	Ticker	
2 Year (June 2015 expiry)	TUM6	$0.018
5 Year (June 2015 expiry)	FVM6	$0.049
10 Year (June 2015 expiry)	TYM6	$0.079
Long Bond (June 2015 expiry)	USM6	$0.235
Ultra Long (June 2015 expiry)	WNM6	$0.302
Total DV01($100 Face Value in Each contract)		**$0.683**

Hypothetical Example†:

If on 28th March 2016 (a rebalance date), CINV is $24 then until the next rebalance date (26th April 2016) , one unit of TAPR:

- tracks returns of $24 face value short exposure in each treasury futures contract
- has a DV01 of $24 * $0.683 /$100 = $0.164 (assuming futures DV01 from table)

*Source: Barclays, CME Group. Index constituents are subject to change upon Index rolling.

†Hypothetical example provided for illustrative purposes only. Past performance is not indicative of future results. DV01 values in Table 1 are sourced from CME Group's website as of 8 April 2016 and were calculated by Maxeler Analytics' proprietary data and models. Barclays has not independently verified these values.

1. DV01 is a measure of the price sensitivity of a Treasury futures contract (measured per $100 face value) to changes in yields of the underlying U.S. Treasury security.
2. Note: CME Website provides DV01 per future and each future has a $100,000 face value (except for 2 year TU contracts which have a face-value of $200,000).

6

Investors should refer to the ETN prospectus for further details on the ETN and the Index and risks associated with an investment in the ETN.
For Institutional Investors Only, Not For Distribution To Retail Customers
BARCLAYS

TAPR vs. other Bearish Rates ETPs

TAPR provides formulaic bearish exposure to the entire yield curve

	TAPR	TBT[1]	TMV[1]
Yield Curve Exposure	Entire curve (2yr - 30yr)	Long End (20yr - 30yr)	
Legal Structure	Exchange-Traded Note	Exchange-Traded Fund	
Underlying(ETN)/Benchmark (ETFs) Index	Barclays Inverse US Tsy Futures Composite Idx	Barclays US Treasury: 20+ Year Total Return Index	
Underlying Index Constituents	US Treasury Futures Contracts	US Treasury Securities	
Fund/ETN target leverage to Index	+100%	Daily Target of -200%	Daily Target of -300%
Transparency	Formulaic calculation for CINV & Index Level	Objective of ETF is known, but underlying positions are unknown	
Costs	Approx. 0.43% investor fee + 0.32% roll cost (Total approx. 0.75% per annum)	0.95% management fee + transaction costs (Total >0.95% per annum)	
Principal Risks	Issuer (Barclays Bank PLC) credit risk and market risk	Market risk and credit risk on swap counterparty, if any	
Rebalancing	Monthly[2]	ETF positions in underlying assets change daily	
Estimated DV01 per $100 investment*	$0.683	DV01 target of $0.38[3]	DV01 target of $0.57[3]
Approximate annual fees & costs per DV01*[4]	1.1	> 2.5	> 1.7
Inception Date	July 2014	May 2008	April 2009
ETN notional outstanding/ETF AUM ($mm)*	18	1,917	317
Last 20 day avg. traded value ($mm)*	~0.02	~62	~9

*Source: Bloomberg, CME, as of 04/08/2016

1. Information relating to ProShares UltraShort 20+ Year Treasury ETF ("TBT") and Direxion Daily 20+ Year Treasury Bear 3x Shares ETF ("TMV") has been obtained from publicly available information, including from the prospectuses relating to each ETF. **This comparison is provided for illustrative purposes only and is not intended to be an exhaustive list of the differences among the products shown. Investors are encouraged to review all information relating to any investment.**
2. Additionally, the Index and TAPR will be rebalanced if the Index level has fallen by 65% or more since the last Index rebalance date.
3. DV01 for TBT and TMV calculated using underlying Barclays US Treasury: 20+ Year Total Return Index duration times target leverage divided by 100.
4. Approximate annual fees & costs per DV01 calculated as (Annual fees and costs per $100 investment)/(Estimated DV01 per $100 investment).

7

Investors should refer to the ETN prospectus for further details on the ETN and the Index and risks associated with an investment in the ETN.
For Institutional Investors Only, Not For Distribution To Retail Customers
BARCLAYS

Hypothetical Historical & Historical Performance Source: Barclays, Federal Reserve; as of 03/31/2016. No data available for 30yr Treasury Yield between 02/18/2002 and 06/19/2006. Hypothetical historical performance of the Index shown from 06/26/90 – 05/22/14, and actual historical performance shown from 05/23/14 – 03/31/16. All data relating to the period prior to May 23, 2014, the launch date of the Index, is purely hypothetical and has not been verified by an independent third party. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and differ significantly from the hypothetical historical information set forth herein. Hypothetical historical results have inherent limitations and are achieved by a retroactive application of a back-tested model designed with the benefit of hindsight, and may reflect a bias towards positive performance. Neither actual nor hypothetical historical data should be taken as an indication of future performance. Index returns are for illustrative purposes only and do not reflect any investor fees, transaction costs and expenses. Indices are unmanaged and one cannot invest directly in an index. 8 Index Base Date: 06/26/90 Index Live Date: 05/23/2014

Historical Performance Actual historical performance shown from 05/23/14 – 03/31/16. Source: Barclays, Federal Reserve; as of 03/31/2016. All data relating to the period prior to May 23, 2014, the launch date of the Index, is purely hypothetical and has not been verified by an independent third party. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and differ significantly from the hypothetical historical information set forth herein. Hypothetical historical results have inherent limitations and are achieved by a retroactive application of a back-tested model designed with the benefit of hindsight, and may reflect a bias towards positive performance. Neither actual nor hypothetical historical data should be taken as an indication of future performance. Index returns are for illustrative purposes only and do not reflect any investor fees, transaction costs and expenses. Indices are unmanaged and one cannot invest directly in an index. 9 Index Base Date: 06/26/90 Index Live Date: 05/23/2014

Quick Resources

Bloomberg Tickers

- ETN Ticker: TAPR <Equity>
- Current CINV: TAPRRNDV <Index>
- Intraday Indicative Value: TAPRIV <Index>
- CINV as of Last Index Rebalance Date: TAPRLRN <Index>
- Ratio of (TAPR CINV at last rebalance/ Index Level at last rebalance) TAPRMF <Index>

- Closing Index Level: BXIIITAG <Index>
- Intraday Index Level: BXRTITAG <Index>

Other

- TAPR website & factsheet: http://www.etnplus.com
- CME Futures DV01: http://www.cmegroup.com/trading/interest-rates/invoice-spread-calculator.html
- Federal Reserve Treasury Yield: http://www.federalreserve.gov/releases/h15/data.htm

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Investors should refer to the ETN prospectus for further details on the ETN and the Index and risks associated with an investment in the ETN.

For Institutional Investors Only, Not For Distribution To Retail Customers

BARCLAYS

Hypothetical Historical Performance Disclaimer The following communication includes historical performance data related to select indices developed and published by Barclays Bank PLC (“Barclays”). This disclaimer is intended to highlight the risks inherent in assessing such performance data. Historical index performance can be assessed with respect to the index inception date: Pre-inception index performance Pre-inception index performance refers to the period prior to the index inception date (defined as the period from the “Index Base Date” to the “Index Live Date”). This performance is hypothetical and back-tested using criteria applied retroactively. It benefits from hindsight and knowledge of factors that may have favorably affected the performance and cannot account for all financial risk that may affect the actual performance of the index. It is in Barclays’ interest to demonstrate favorable pre-inception index performance. The actual performance of the index may vary significantly from the pre-inception index performance. You should not rely on hypothetical index performance information. Post-inception index performance Post-inception index performance refers to the period after the index inception date (defined as the period from the “Index Live Date” to the date of this presentation, unless otherwise stated). This performance is actual historical performance of the index. Historical performance is not indicative of future performance. All index performance data included in this communication are accompanied by a footnote specifying the relevant Index Base Date and Index Live Date. The Index Live date is defined as the date on which the index rules were established and the index was first published. Historical index performance is provided for a period of at least 10 years, unless the instruments underlying the index were only available or sufficiently liquid for a lesser period. In that case, historical index performance is provided from the time when the instruments underlying the index were available or sufficiently liquid. Performance, volatility, Sharpe ratio and correlation data are calculated using monthly returns and maximum drawdown data are calculated using daily returns. The index methodology is available for review upon request, subject to the execution of a non-disclosure agreement. Barclays or an affiliate of Barclays prepared the provided performance information (including the hypothetical performance information), may be the index sponsor and potentially is the counterparty to a transaction referencing the index. The performance data reflect all costs, charges and fees that are incorporated into the Index formula. The performance data, however, do not reflect any additional fees that may be paid by a counterparty to a transaction referencing the index, and which may be agreed between Barclays and the counterparty. 11

Selected Risk Considerations An investment in the Barclays ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Based on historical and hypothetical historical data, the level of the index has decreased significantly over time in the past and may continue to decrease significantly over the term of the ETNs. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee and the index rolling cost, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee and index rolling cost, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs. Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity. Changes in the Prices of U.S. Treasury Futures Contracts May Affect the Value of Your ETNs: The return on your ETNs is linked to the performance of the underlying index, which corresponds to changes in the prices of the U.S. Treasury future contracts included in the index, and therefore such prices may affect the amount payable on your ETNs at maturity or upon early redemption and the market value of your ETNs. The Index Is Subject to Risks Associated with Synthetic Short Positions in U.S. Treasury Futures Contracts: Because short positions are subject to unlimited risk of loss because there is no limit on the appreciation of the price of the relevant asset before the short position is closed. One or more of the U.S. Treasury futures contracts to which the Index provides synthetic short exposure may appreciate substantially, which would have an adverse effect on the level of the Index and, accordingly, decrease the payment you receive at maturity or upon early redemption. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or U.S. Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NASDAQ, a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, , whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs. 12

Selected Risk Considerations No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 20,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 20,000 ETNs or fewer than 20,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. .You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. Barclays Capital Inc. is a US registered broker/dealer affiliate of Barclays Bank PLC and a member of SIPC, FINRA and NFA. Barclays Capital Inc. operates out of 745 Seventh Avenue, New York, NY 10019. Where required pursuant to applicable US laws, rules and/or regulations, Barclays Capital Inc. accepts responsibility for the distribution of this document in the United States to U.S. Persons. Where a communication is being directed at persons who are professionals, it is directed at institutional investors in the U.S. as defined by FINRA Rule 2210(a)(4). The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. The Barclays Inverse US Treasury Futures Composite Index™ is a trademark of Barclays Bank PLC. ©2016 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE 13